Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Veraz Networks, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-156273 and 333-142117) on Form S-8 of Veraz Networks, Inc. of our report dated March 11, 2009, with respect to the consolidated balance sheets of Veraz Networks, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, redeemable and convertible preferred stock, and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of Veraz Networks, Inc.

/s/ KPMG LLP

Mountain View, California

March 11, 2009